



PRESS RELEASE

Wolters Kluwer Half-Year 2008 Results

Strong earnings growth, solid cash flow, and good performance from subscription businesses, despite weaker market conditions and effect of currency

Amsterdam (July 30, 2008) - Wolters Kluwer, a market leading global information services and publishing company focused on professionals, today released its half-year 2008 results. Double-digit earnings growth, stable profit margin, and solid cash flow performance give confidence for achieving the full-year targets. With its diversified and defensive portfolio, Wolters Kluwer has the foundation in place for sustained profitability and long-term growth.

Highlights

- 20% diluted ordinary earnings per share growth in constant currencies
- 4% revenue growth in constant currencies (1% organic revenue growth)
- 8% growth in higher margin electronic products in constant currencies
- Resilient profit margins despite weaker market conditions
- Solid free cash flow underpins strong balance sheet and liquidity
- Reiterate progressive dividend policy

Key Figures Half-year 2008

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30				
	2008	2007	Δ	Δ CC	Δ OG
Revenue	1,608	1,677	(4%)	4%	1%
Electronic revenue % of total	50%	48%			
Operating profit	232	242	(4%)	4%	
Ordinary EBITA	288	304	(5%)	4%	1%
Ordinary EBITA margin (%)	17.9%	18.1%			
Diluted EPS continuing operations	0.50	0.49	2%	14%	
Diluted ordinary EPS (€)	0.62	0.58	7%	20%	
Free cash flow	106	118	(11%)	0%	

Δ - % Change; Δ CC - % Change constant currencies (EUR/USD 1.37); Δ OG - % Organic growth

Nancy McKinstry, CEO and Chairman of the Executive Board, commented on the company's half-year performance:

"We are pleased with Wolters Kluwer's half-year double-digit earnings growth in constant currencies, stable operating margin, and solid cash flow performance. Market conditions have been challenging in our non-subscription product lines but we are confident that the foundation is in place for sustained profitability and long-term growth around our strategy of serving professionals with innovative information, software, and services. We continue to invest in growth and manage the business for the long term. Our investment program in online products and software solutions has resulted in solid growth in electronic revenue and stable margin performance.

"Our portfolio is diversified and defensive, with 80% of our revenue generated from non-cyclical product lines. Our subscription based products are performing well with improved retention rates. Strong profitability continues to be driven by the increasing contribution of electronic revenue growth, higher retention rates, and the success of prior restructuring efforts. Our strong balance sheet also allows us to seize attractive opportunities to support our long-term strategy for profitable growth."

Division Overview (continuing operations)

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30				
	2008	2007	Δ	Δ CC	Δ OG
Revenues					
▪ Health	305	354	(14%)	(2%)	(2%)
▪ Corporate & Financial Services (CFS)	236	268	(12%)	1%	0%
▪ Tax, Accounting & Legal (TAL)	429	451	(5%)	8%	3%
▪ Legal, Tax & Regulatory Europe (LTRE)	638	604	6%	6%	3%
Total revenues	1,608	1,677	(4%)	4%	1%
Ordinary EBITA					
▪ Health	14	29	(51%)	(43%)	(43%)
▪ Corporate & Financial Services (CFS)	65	72	(10%)	4%	6%
▪ Tax, Accounting & Legal (TAL)	113	113	0%	14%	7%
▪ Legal, Tax & Regulatory Europe (LTRE)	114	108	6%	5%	3%
▪ Corporate	(18)	(18)			
Total ordinary EBITA	288	304	(5%)	4%	1%

Δ - % Change; Δ CC - % Change constant currencies (EUR/USD 1.37); Δ OG - % Organic growth

Half-year 2008 results

First half-year revenues of €1,608 million declined 4% as compared to the same period in the prior year, driven largely by the weak U.S. dollar which resulted in a negative impact on revenues of 8%. Revenue growth in constant currencies increased 4%, driven by organic revenue growth of 1% and contributions from acquisitions of 3%. Organic revenue growth was driven by good performance within Tax, Accounting & Legal and Legal Tax & Regulatory Europe, supported by strong retention levels, new product sales, and good growth in online and software product lines.

Positive results were impacted by weaker volume levels in corporate, lending, and UCC transactions in the Corporate & Financial Services division. These market conditions and the strong comparables of 2007 impacted half-year organic revenue growth performance in this division. Health results were adversely impacted by the previously announced loss of a significant pharma data contract accounting for approximately 2 percentage points of the organic revenue growth decline which offset strong growth in Medical Research and Clinical Solutions. In addition, transactional product lines associated with advertising and pharma promotional spending have also been affected by the current market environment.

Ordinary EBITA margins have remained stable at 17.9% due to growth in higher margin electronic products, improved retention rates, and ongoing operational excellence initiatives.

In the first half of 2008, free cash flow was €106 million, compared to €118 million in the same period of 2007. Higher cash flow from operating activities was offset by higher capital expenditures. In constant currencies, free cash flow was flat compared to 2007. Wolters Kluwer ended the half year with a net-debt-to-EBITDA ratio of 2.5x.

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Full-year 2008 Outlook

Key Performance Indicators		Division (Organic revenue growth)	
Organic revenue growth	3%	Health	1-2%
Ordinary EBITA margin	20%	Corporate & Financial Services	2-3%
Free cash flow[1]	± €400 million	Tax, Accounting & Legal	4-5%
Return on invested capital	8%	Legal, Tax & Regulatory Europe	3-4%
Diluted ordinary EPS[1]	€1.52 - €1.57		

[1]Constant Currencies EUR/USD = 1.37

As announced on July 21, 2008, full-year 2008 organic growth guidance is adjusted from 4% to 3%. Good visibility into the balance of the year allows the tightening of organic growth expectation ranges for the divisions. All other key performance indicators are reiterated, supported by the positive impact of growth in online and software products on operating margins and the continuing execution of operational excellence programs.

As was the case in 2007 and prior years, organic revenue growth is expected to accelerate in the second half of 2008, driven by the seasonality of the markets served, particularly the tax, accounting, and health markets where new product launches and customer buying decisions are second-half weighted. The second half of 2008 will also benefit from strong new product pipelines in several businesses as well as a robust front list in the text book units in Health and Law & Business. Additionally, the second half of 2008 will include more favorable comparables in Corporate & Financial Services and in Health, where the negative impact of the significant pharma data contract loss will diminish over the remainder of the year.

Springboard

The Springboard operational excellence initiative was launched in the first half of 2008 and is on track to deliver expected results. The program is incremental to the €161 million in run rate savings achieved during the restructuring period of 2003 to 2007 and is largely an extension of these successful programs. This effort is expected to deliver €50-75 million in run rate savings by the end of 2011. Investments will be timed with savings so that the impact on EBITA will be immaterial in 2008 and 2009.

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Health

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30				
	2008	2007	Δ	Δ CC	Δ OG
Revenues	305	354	(14%)	(2%)	(2%)
Operating profit	(1)	12	(110%)		
Ordinary EBITA	14	29	(51%)	(43%)	(43%)
Ordinary EBITA margin (%)	4.6%	8.2%			
Capital expenditure on fixed assets (CAPEX)	14	12			
Ultimo FTEs	2,516	2,608	(4%)		

Δ - % Change; Δ CC - % Change constant currencies (EUR/USD 1.37); Δ OG - % Organic growth

Division focus. Wolters Kluwer Health plays a leading role in driving medical excellence. Its products and services are used by professionals and organizations in almost every aspect of healthcare and across the world to advance knowledge and its application to improve patient care.

Half-year 2008 highlights: Health's first-half 2008 revenues of €305 million declined 2% in constant currencies compared to the same period in 2007. Without the loss of a single significant pharma data contract, organic revenue growth would have been flat compared to the prior period. Additionally, softness in the advertising and pharma promotional spending environment negatively affected results as did lower orders from wholesalers, reflecting reduced inventory needs as volume shifted to online ordering from retail purchase. Medical Research delivered strong organic growth driven by solid subscription renewals and good new sales of non-subscription products including pay-per-view. Clinical Solutions also delivered strong growth in Medi-Span and ProVation Medical as a results of new product launches and increased market penetration. Healthcare Analytics posted double-digit growth in its brand analytics product line driven by new product launches and a strong sales pipeline. The half-year ordinary EBITA margin was negatively impacted by the significant contract loss noted above and one-time, non-recurring restructuring expenditures. Excluding these items, the ordinary EBITA margin was broadly in line with the prior year.

Key accomplishments: Pharma Solutions has strengthened its core business by expanding its managed market offerings with the introduction of Formulary Facts, a web-based tool designed for pharma companies managing their products in the managed care industry, and the development of Dynamic Claims modules, which analyze product performance through different managed market lenses. In addition, the unit entered into a significant new data supply relationship with Qforma, a company that specializes in pharma mapping and targeting.

Medical Research continued to deliver good growth across its product line with strong customer acceptance of OvidSP, which was launched in the prior year. The unit also expanded its global position by winning a national contract with the National Library for Health to supply all National Health Service hospitals and healthcare facilities throughout England.

Professional & Education continued to focus on strengthening its customer relationships, investing in content and journals, and restructuring the textbook business to achieve higher operating performance. Under new leadership, the unit expanded its leading position through the partnership with Amirsys, Inc. for radiology and pathology publishing.

Clinical Solutions continued to drive market penetration of its leading ProVation Medical product line, including expansion in the Asia Pacific region, through key customer wins. Additionally, the unit expanded its leading position with Facts & Comparisons®, winning two new contracts with major retail pharmacy chains.

Full-year 2008 outlook: Health's organic revenue growth for the full year is expected to improve to 1-2%. The negative comparable related to the significant contract loss will diminish through the second half. New product revenue is expected to grow in the second half as is typically the trend in this

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market, with the renewal cycle also second-half weighted. A strong front list in the Professional & Education textbook business, new product launches in Medical Research, and robust sales pipelines in Clinical Solutions and Healthcare Analytics are expected to accelerate organic revenue growth in the second half. With regard to the advertising and promotional market, which accounts for approximately 22% of division revenues, the full-year guidance anticipates a continuation of current market conditions.

After careful consideration and for personal and family reasons, Jeff McCaulley, President and CEO of Wolters Kluwer Health, has decided to leave Wolters Kluwer. Mr. McCaulley started as CEO of Wolters Kluwer Health in April 2004. Wolters Kluwer management recognizes the value of Mr. McCaulley's substantial contributions to the business over the past four years. Wolters Kluwer will start the search for a successor, and in the interim period, Nancy McKinstry, CEO and Chairman of the Executive Board, will act as CEO for the division.

Corporate & Financial Services (CFS)

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30				
	2008	2007	Δ	Δ CC	Δ OG
Revenues	236	268	(12%)	1%	0%
Operating profit	60	67	(11%)		
Ordinary EBITA	65	72	(10%)	4%	6%
Ordinary EBITA margin (%)	27.6%	26.9%			
Capital expenditure on fixed assets (CAPEX)	13	11			
Ultimo FTEs	3,127	3,253	(4%)		

Δ - % Change; Δ CC - % Change constant currencies (EUR/USD 1.37); Δ OG - % Organic growth

Division focus. Wolters Kluwer Corporate & Financial Services (CFS) is a leading U.S. services and solutions provider for legal, banking, securities, and insurance professionals. The division's offerings include comprehensive content, technology, analytics, services, and solutions in the areas of compliance, litigation, governance, and intellectual property.

Half-year 2008 highlights: Corporate & Financial Services' first-half 2008 revenues were €236 million, a 1% increase in constant currencies. Organic revenue growth was flat due to lower than anticipated volume levels in corporate, UCC, and lending. The division demonstrated good results in its subscription product lines, including representation in Corporate Legal Services, and anti-fraud, securities, and insurance products in Financial Services. Despite the decline in transaction revenues, ordinary EBITA increased 6% organically over prior period to achieve an operating margin of 27.6%. The benefit of improved retention rates in subscription products, prior restructuring programs, and good cost management contributed to this strong performance.

Key accomplishments: Corporate Legal Services continued to advance its market leadership through investments in new product launches and enhancements. The new release of CT Corporation's flagship product, CTAdvantage, a web-based portal that increases productivity for corporate and law firm customers, received a positive market reaction. Additionally, CT Corsearch expanded its overall international trademark database coverage to 32 jurisdictions, by launching the Russian trademark database on its Advantage® Screening™ application. CT Summation received three Law Technology News® awards, validating its market leadership within the litigation support and electronic discovery software and services area. CT Corporation also expanded its offshore operations focusing on non-customer facing activities to drive operating improvements.

Wolters Kluwer Financial Services extended its market position within its core banking segment through increased new sales of ComplianceOne, a compliance software solution for community banks. In the banking analytics business, the unit released the Wiz Sentri Anti-Fraud Platform, a comprehensive technology platform, and AML Virtuoso, a unique anti-money laundering training simulator, to help financial institutions tackle growing fraud concerns, and compliance and anti-money laundering regulation more effectively. Furthermore, Financial Services acquired the flood determination business from Stewart Lending Services, expanding the market position in this segment.

Full-year 2008 outlook: Organic revenue growth for the full year is expected to be 2-3%. This adjustment to previous guidance is based on reduced transaction volumes in corporate (M&A, IPO), UCC and lending markets. Growth in the second half will be driven by non-cyclical product lines which account for approximately 60% of divisional revenues. These lines of business combined with strong new product pipelines in ComplianceOne and real property products are expected to drive second-half results. Full-year guidance anticipates a continuation of current market conditions.

Wolters Kluwer

Tax, Accounting & Legal (TAL)

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30				
	2008	2007	Δ	Δ CC	Δ OG
Revenues	429	451	(5%)	8%	3%
Operating profit	90	89	1%		
Ordinary EBITA	113	113	0%	14%	7%
Ordinary EBITA margin (%)	26.4%	25.0%			
Capital expenditure on fixed assets (CAPEX)	25	10			
Ultimo FTEs	5,817	5,319	9%		

Δ - % Change; Δ CC - % Change constant currencies (EUR/USD 1.37); Δ OG - % Organic growth

Division focus. Wolters Kluwer Tax, Accounting & Legal (TAL) is a market-leading provider of research, software, and workflow tools in tax and accounting and in specialized key practice areas in the legal and business compliance markets.

Half-year 2008 highlights: Tax, Accounting & Legal's first-half 2008 revenues were €429 million, an increase of 8% in constant currencies compared to the same period in 2007. Organic revenue growth increased to 3% from 2% in the prior year, driven by strong Tax and Accounting new software sales, improved retention, and a strong tax filing season, particularly at Small Firm Services. Canada and Asia Pacific each posted good growth in software sales and workflow solutions. Recent acquisitions contributed to overall growth, including the positive performance of TeamMate, which expanded the unit's global position in corporate accounting, and MYOB and GEE, which increased the unit's market leadership in the U.K. tax and health and safety markets, respectively. Ordinary EBITA increased 14% in constant currencies to achieve an EBITA margin of 26.4%. This improved performance was driven by growth in higher margin online and software products, higher retention rates, and the benefits from operational excellence initiatives. Capital expenditures increased to €25 million in the period and included investments in the CCH ProSystem *fx* next-generation online platforms.

Key accomplishments: Tax and Accounting advanced its market leading position in the U.S., Canada, and Asia Pacific through strong growth in software solutions and the launch of new accounting, audit, and international products. The U.S. business delivered 5% organic revenue growth driven by strong performance of the ProSystem *fx* product line as well as the contribution from Small Firm Services which expanded its suite offerings, strengthening the unit's position in the small firm market. With the launch of ProSystem *fx* Document and Scan in the U.K., CCH continued exploiting its global footprint in the tax and accounting market. The unit increased its operating leverage by consolidating and offshoring additional editorial production services and extending Lean Six Sigma programs.

Wolters Kluwer Law & Business expanded its product offerings from Kluwer Law International, which experienced double-digit growth through the half year. The legal education group entered the bar review market to extend its market position into this segment. The U.K. continued to leverage its successful restructuring to improve its operating performance and increased its market position in tax and accounting through the acquisition of MYOB UK and MYOB Ireland.

Full-year 2008 outlook: Organic revenue growth for the full year is expected to be 4-5%. As in 2007 and prior years, growth is expected to accelerate in the second half, driven by a strong new product pipeline in Tax and Accounting and a solid front list schedule in the legal education market. Improving retention rates are also expected to carry through to the fall renewal season. The Law & Business unit will experience challenging comparables in the second half due to the strong publishing schedule of the prior year.

Wolters Kluwer

Legal, Tax & Regulatory Europe (LTRE)

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30				
	2008	2007	Δ	Δ CC	Δ OG
Revenues	638	604	6%	6%	3%
Operating profit	102	92	10%		
Ordinary EBITA	114	108	6%	5%	3%
Ordinary EBITA margin (%)	17.9%	17.9%			
Capital expenditure on fixed assets (CAPEX)	17	17			
Ultimo FTEs	7,186	6,403	12%		

Δ - % Change; Δ CC - % Change constant currencies (EUR/USD 1.37); Δ OG - % Organic growth

Division focus. Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of information, software, and services to law firms, accounting firms, corporations, and governments. In each country where it is present, LTRE has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and subject matter experts.

Half-year 2008 highlights: Legal, Tax & Regulatory Europe's first-half 2008 revenues were €638 million, an increase of 6% over prior year in constant currencies. Organic revenue growth was 3% driven by double-digit online, software, and services growth as well as improved retention rates. Revenue from electronic products now accounts for almost 50% of total divisional revenues. Strong growth continued in Spain, Central and Eastern Europe, Belgium and Italy. Germany demonstrated improvement over the prior year and posted good growth, driven by improving new sales efforts. These results were partially offset by softer advertising markets in France and to a lesser extent in the Netherlands relative to prior year. Acquisition growth was largely driven by MCFR in Russia, where integration efforts are progressing. The half-year ordinary EBITA margin of 17.9% was in line with prior year, reflecting continuous investments in new products and sales and marketing as well as the benefits from prior restructuring.

Key accomplishments: Legal, Tax & Regulatory Europe's focus on launching new online and software products continued to drive results across the division. The introduction of B. Point Direzione Studio expanded the Italian product suite for accountants by integrating software procedures with a wide range of publishing features. Belgium extended its online market leadership into the insurance segment with the launch of www.assuropolis.be, an online information database for insurance professionals. The unit also signed a partnership with leading law firms for the full access to Kluwer's online legal database www.jura.be. Online professional portals also continued to be introduced in France. The division also strengthened its leading positions through the acquisition of Leynfor Siglo XXI in Spain, expanding its position in the tax, accounting, and human resource markets, and in the Netherlands through the acquisition of a leading leadership- and management skills training provider, Jansse and Koekkoek. The management team of LTRE was strengthened with the appointment of new CEOs in France and the Netherlands.

Full-year 2008 outlook: LTRE's organic revenue growth for the full year is expected to be 3-4%. Growth is expected to accelerate in the second half with a strong new product pipeline and continued growth from software and workflow solutions as well as the seasonal buying patterns in several countries.

Corporate

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30				
	2008	2007	Δ	Δ CC	Δ OG
Operating profit	(19)	(18)	3%	3%	3%
Ordinary EBITA	(18)	(18)	3%	3%	3%
Capital expenditure on fixed assets (CAPEX)	0	0			
Ultimo FTEs	94	96	(2%)		

Δ - % Change; Δ CC - % Change constant currencies (EUR/USD 1.37); Δ OG - % Organic growth

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Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The data in this report is unaudited.

Condensed consolidated income statement

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30	
	2008	2007
Revenues	**1,608**	**1,677**
Cost of sales	574	610
Gross profit	1,034	1,067
Sales costs	308	312
General and administrative costs		
▪ General and administrative operating expenses	438	451
▪ Amortization of publishing rights and impairments	56	62
Total operating expenses	802	825
Operating profit	**232**	**242**
Income from investments	0	0
Finance income	6	13
Finance costs	(55)	(68)
Results on disposals	2	12
Results from associates	(2)	(1)
Profit before tax	183	198
Income tax expense	(39)	(44)
Profit for the period from continuing operations	**144**	**154**
Discontinued operations	-	588
Total profit for the period	**144**	**742**
Attributable to:		
▪ Equity holders of the parent	144	742
▪ Minority interests	0	0
Profit for the period	144	742
Basic EPS from continuing operations (€)	0.51	0.50
Diluted EPS from continuing operations(€)	0.50	0.49
Basic EPS (€)	0.51	2.41
Diluted EPS (€)	0.50	2.38

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Condensed consolidated balance sheet

(All amounts are in millions of euros unless otherwise indicated)

	June 30, 2008		December 31, 2007		June 30, 2007	
Non-current assets						
Intangible assets	3,629		3,770		3,845	
Property, plant, and equipment	141		140		153	
Investments in associates	16		15		18	
Financial assets	36		28		34	
Deferred tax assets	43		42		51	
Total non-current assets		3,865		3,995		4,101
Current assets						
Inventories	84		78		85	
Trade and other receivables	810		1,021		813	
Income tax receivable	43		30		38	
Cash and cash equivalents	184		152		100	
Total current assets	1,121		1,281		1,036	
Current liabilities						
Deferred income	893		984		932	
Trade and other payables	257		371		304	
Income tax payable	58		32		35	
Short-term provisions	10		16		12	
Borrowings and bank overdrafts	182		968		469	
Other current liabilities	341		431		315	
Total current liabilities	1,741		2,802		2,067	
Working capital		(620)		(1,521)		(1,031)
Capital employed		**3,245**		**2,474**		**3,070**
Non-current liabilities						
Long-term debt		1,819		986		992
Deferred tax liabilities		152		164		179
Employee benefits		105		103		144
Provisions		5		7		8
Total non-current liabilities		2,081		1,260		1,323
Equity attributable to equity holders of the parent		1,128		1,178		1,745
Minority interests		36		36		2
Total equity		1,164		1,214		1,747
Total financing		**3,245**		**2,474**		**3,070**

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Condensed consolidated cash flow statement

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30	
	2008	2007
Cash flows from operating activities		
Operating profit	232	242
Amortization and depreciation	94	101
Autonomous movements in working capital	(61)	(51)
Cash flow from operations	**265**	**292**
Paid financing costs	(67)	(86)
Paid corporate income tax	(29)	(43)
Appropriation of restructuring provisions	(8)	(10)
Share-based payments	10	9
Other	3	(1)
Net cash from operating activities	**174**	**161**
Cash flows from investing activities		
Net capital expenditure	(69)	(50)
Acquisition spending	(93)	(52)
Receipts from disposal of activities	2	83
Dividends received	1	7
Cash from derivatives	33	4
Net cash used for investing activities	**(126)**	**(8)**
Cash flows from financing activities		
Exercise share options	0	2
Redemption loans	(770)	(719)
New loans	871	-
Movements in bank overdrafts	11	16
Dividend payments	(125)	(111)
Repurchased shares	-	(44)
Net cash used for financing activities	**(13)**	**(856)**
Net cash from/(used for) continuing operations	**35**	**(703)**
Cash flows from discontinued operations		
Net cash from/(used for) operating activities	-	-
Net cash from/(used for) investing activities	-	665
Net cash from/(used for) financing activities	-	-
Net cash flow from discontinued operations	**-**	**665**
Net cash from/(used for) continuing and discontinued operations	**35**	**(38)**
Cash and cash equivalents at January 1	152	138
Exchange differences on cash and cash equivalents	(3)	0
	149	138
Cash and cash equivalents at June 30	**184**	**100**

Condensed consolidated statement of recognized income and expense

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30	
	2008	2007
Total profit for the period	**144**	**742**
Exchange differences on translation of foreign operations	(85)	(31)
Exchange gain from recycling exchange differences from equity to income statement	-	(3)
Gains/(losses) on cash flow hedges	14	3
Actuarial gains/(losses) on defined benefit plans	(11)	5
Tax on items taken directly to or transferred from equity	3	(4)
Net income/(loss) recognized directly in equity	(79)	(30)
Total recognized income and expense for the period	**65**	**712**
Attributable to:		
▪ Equity holders of the parent	65	712
▪ Minority interests	0	0
	65	712

Condensed statement of the changes in equity

(All amounts are in millions of euros unless otherwise indicated)

	2008			2007
	Shareholders' equity	Minority interests	Total equity	Total equity
Balance at January 1	**1,178**	**36**	**1,214**	**1,196**
Total recognized income and expense for the period	65	0	65	712
Cash dividend	(125)		(125)	(111)
Share-based payments	10		10	9
Exercise of share options	0		0	2
Repurchased shares	-		-	(61)
Balance at June 30	**1,128**	**36**	**1,164**	**1,747**

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Financial Performance

Revenues

Revenue for the first half of 2008 was €1,608 million, 4% below the prior year (2007: €1,677 million) largely due to the weak U.S. dollar (2008 EUR/USD = 1.53 versus 2007 EUR/USD = 1.33). Excluding this translational currency impact, revenues grew by 4% in constant currencies driven by organic revenue growth of 1% and the net contribution of acquisitions of 3%. Tax, Accounting & Legal and Legal, Tax & Regulatory Europe both delivered solid results with organic revenue growth of 3%. Corporate & Financial Services delivered flat organic revenue growth in a challenging market with steep prior year comparables. Health posted an organic revenue growth decline of 2% due largely to the loss of a single significant pharma data contract accounting for approximately 2 percentage point of the decline. Additionally, softness in the advertising and pharma promotional spending environment negatively affected results as did lower orders from wholesalers, reflecting reduced inventory needs as volume shifted to online ordering from retail purchase.

Operating profit, profit for the period, EPS

Operating profit for the first half of 2008 of €232 million was 4% below the prior year (2007: €242 million) driven by the weak U.S. dollar. Excluding this currency impact, operating profit grew by 4% in constant currencies. Despite lower growth levels as compared to the same period last year, the operating profit margin remained stable at 14%, reflecting growth in higher margin electronic products, improving retention rates, proactive cost management efforts, and the benefits of previously executed restructuring programs.

In the first half of 2008, net financing costs decreased to €49 million (2007: €55 million), reflecting the impact of lower average net debt over the period.

The effective tax rate was 21% in the first half of 2008 (2007: 22%).

First-half 2008 profit from continuing operations of €144 million declined 6% compared to the prior year (2007: €154 million) driven by the weak U.S. dollar, partly offset by lower financing costs and tax charges. In constant currencies, profit from continuing operations increased 5%.

Diluted EPS from continuing operations grew by 2% to €0.50 for the first half of 2008.

Income from discontinued operations in 2007 related to the second quarter divestment of the Education division.

Ordinary EBITA, ordinary net income, ordinary EPS

Ordinary EBITA for the first half of 2008 was €288 million and declined 5% as compared to the prior year (2007: €304 million) driven by the weak U.S. dollar. In constant currencies, ordinary EBITA grew by 4%.

Despite lower growth, the ordinary EBITA margin was consistent to the prior year at 17.9% resulting from growth in higher margin electronic products, improved retention rates, the contribution of acquisitions, and increased cost savings from previous restructurings, and ongoing operational excellence initiatives.

The tax rate on ordinary income before tax was 25%, down from 27% in 2007 due to lower results in geographies with higher effective tax rates.

Diluted ordinary EPS grew 7% in the first half (20% in constant currencies) to €0.62, reflecting the strong underlying performance of the business and the impact of the prior year share buy-back program, partially offset by the weaker U.S. dollar.

Balance sheet, cash flow
In the first half of 2008, free cash flow was €106 million, compared to €118 million in the same period of 2007. Higher cash flow from operating activities was offset by higher capital expenditure. In constant currencies, free cash flow was flat compared to 2007.

Short term debt was refinanced with 30 year private loan agreements for a total amount of JPY 20 billion (approximately equivalent of €126 million) and a 10 year €750 million Eurobond in February and April respectively, increasing the company's liquidity and headroom and extending its debt maturity profile.

Net debt increased from €1,793 million at December 31, 2007, to €1,842 million at June 30, 2008, mainly due to cash dividend payment and acquisition spending, partially off set by strong free cash flow. Wolters Kluwer ended the half year with a net-debt-to-EBITDA ratio of 2.5x.

Selected Explanatory Notes

Statement of compliance
These consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group at and for the year ended December 31, 2007.

Accounting policies
The consolidated financial information has been prepared in accordance with IFRS and its interpretations, including International Accounting Standards (IAS) as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. The accounting policies applied in these interim financial statements are the same as those applied in the 2007 Annual Report.

Discontinued operations
On June 15, 2007, Wolters Kluwer completed the sale of its Education division. IFRS 5 requires companies to report the financial information of discontinued operations separately from continuing operations. Consequently, the financial information of the Education division has been presented separately under the caption "discontinued operations."

Estimates
The preparation of interim financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements at and for the year ended December 31, 2007.

Benchmark figures
Wherever used in this press release, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of publishing rights. Exceptional items consist of qualifying restructuring expenses. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of the base business. These figures are presented as additional information and do not replace the information in the income statement and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP.

Special items contained in the interim financial report

Seasonality
Some of the businesses are impacted by seasonal purchasing patterns. Revenues of Wolters Kluwer's tax and regulatory businesses are strongest in the fourth and first quarters, driven by statutory (tax) filing requirements. The Health business also is expected to have strong fourth-quarter sales due to the buying behavior of key wholesalers that serve the education and professional markets. The cash flow is typically strongest in the fourth quarter as calendar-year subscription renewals are received.

Acquisitions and disposals

Acquisitions
Total acquisition spending in the first half of 2008 was €93 million (2007: €52 million), including payments for acquisitions made in previous years. This includes an amount of €3 million (2007: €1 million) relating to costs that are directly attributable to acquisitions, such as legal fees, broker's costs, and audit fees.

In 2008, the following major acquisition was completed:

<u>MYOB</u>
On April 14, 2008, Wolters Kluwer completed the acquisition from MYOB Limited of the Accountants Division of MYOB UK and MYOB Ireland, software and services providers to accountancy practices. The units are now part of the TAL division. The MYOB UK and Ireland Accountants Division has approximately £12.5 million in annual revenues and 130 full-time equivalent employees.

Since the acquisition date, the acquisition has contributed €8 million to revenues, €1 million to ordinary EBITA, and €1 million to profit for the year. If the acquisition had been executed on January 1, 2008, half-year 2008 revenues for the Group would have been approximately €1,618 million, ordinary EBITA €290 million, and profit for the period €145 million.

The fair value of the acquirees' identifiable assets and liabilities of some acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation which will be completed within 12 months from the acquisition date.

The goodwill recognized for these acquisitions represents a payment in anticipation of the future economic benefits to be derived by Wolters Kluwer as a result of the acquisition. These future economic benefits relate, for example, to opportunities with regard to cross-selling or cost efficiencies such as sharing of infrastructure.

Issuances, repurchases, and repayments of debt and equity securities, and dividends paid

In 2008, no repurchases of debt securities occurred. In April 2008, senior bonds 1998-2008 were repaid for an amount of €227 million.

Wolters Kluwer entered as per February 26, 2008, into four bilateral private loan agreements for a total amount of JPY 20 billion (approximately equivalent to €126 million) with a maturity of 30 years. The loans denominated in JPY were swapped to euros at an all in cost of funds of 6%.

Wolters Kluwer announced on April 2, 2008, that it has successfully placed a ten year benchmark Eurobond offering of €750 million following a three-day pan-European roadshow. The bonds have been priced at an issue price of 99.654 per cent and will carry an annual coupon of 6.375%.

No issuances of equity instruments other than 3,234,974 shares for stock dividend occurred. The annual cash dividend of €125 million was paid in May 2008. Of the 2007 dividend of €0.64 per share, 69.1% was distributed as cash dividend (2006: 62.1%).

Wolters Kluwer

Effectively July 1, 2008, the issued share capital was reduced by cancellation of 28,500,000 ordinary shares that were held by the company, following the share buy-back program in 2007.

Under the 2008-10 Long-Term Incentive Plan (LTIP), 1,379,816 shares were conditionally awarded to the Executive Board and other senior managers of the company in the first six months of 2008. In the first six months of 2008, 2,800 shares were forfeited. Related to LTIPs 2006-08 and 2007-09, 43,125 shares were forfeited in the first six months of 2008.

The expenses of the LTIPs have been determined in accordance with IFRS 2 and are recognized ratably over the vesting period.

Under the LTIP 2005-07, Wolters Kluwer reached the third position in the Total Shareholder Return ranking of its peer group of 16 companies. As a result, in the first quarter of 2008, the company released 125% of the conditional number of shares awarded in 2005 to the Executive Board and other senior managers of the company, which equals a total number of 1,491,250 shares. In addition, 100,000 shares were released to a former Executive Board member with respect to the 2006-08 LTIP.

In 2008, 95,000 share options were withdrawn and 15,000 share options were exercised, for a total value of €0.2 million that was received by the company.

Other information

Reconciliation of benchmark figures (from continuing operations)
(All amounts are in millions of euros unless otherwise indicated)

Reconciliation between operating profit, EBITA, and ordinary EBITA

	Six months ended June 30	
	2008	2007
Operating profit	232	242
Amortization of publishing rights and impairments	56	62
EBITA	**288**	**304**
Exceptional restructuring expense	-	-
Ordinary EBITA	**288**	**304**

Reconciliation between profit for the period and ordinary net income

	Six months ended June 30	
	2008	2007
Profit for the period attributable to the equity holders of the parent (A)	144	154
Amortization of publishing rights and impairments	56	62
Tax on amortization	(21)	(23)
Results on disposals (after taxation)	(1)	(12)
Exceptional restructuring expense (after taxation)	-	-
Ordinary net income (B)	**178**	**181**

Wolters Kluwer

Reconciliation between cash flow from operating activities and free cash flow

	Six months ended June 30	
	2008	2007
Net cash from operating activities	174	161
Net capital expenditure	(69)	(50)
Dividends received	1	7
Free cash flow (C)	**106**	**118**

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

	Six months ended June 30	
	2008	2007
Cash flow from operations	265	292
Net capital expenditure	(69)	(50)
Ordinary EBITA	288	304
CAR (Cash flow from operations minus net capital expenditure divided by ordinary EBITA)	0.68	0.80

Earnings per share (EPS) calculations (in euros unless otherwise indicated)

	Six months ended June 30	
	2008	2007
Weighted average number of shares (D)	283.2	307.5
Diluted weighted average number of shares (E)	286.9	311.8
Ordinary EPS (B/D)	0.63	0.59
Diluted ordinary EPS (minimum of ordinary EPS and (B/E))	0.62	0.58
Diluted ordinary EPS in constant currencies	0.68	0.56
Basic EPS from continuing operations (A/D)	0.51	0.50
Diluted EPS from continuing operations (minimum of EPS and (A/E))	0.50	0.49
Free cash flow per share (C/D)	0.37	0.38
Diluted free cash flow per share (minimum of free cash flow per share and (C/E))	0.37	0.38

Non income statement benchmark figures (continuing operations)

(All amounts are in millions of euros unless otherwise indicated)

	Six months ended June 30		
	2008	2007	Change %
Cash conversion ratio (CAR)	0.68	0.80	
Free cash flow	106	118	(11)
Diluted free cash flow per share (in euros)	0.37	0.38	(3)
Net debt[1]	1,842	1,362	35
Ultimo FTEs	18,740	17,679	6

[1] Defined as: sum of (long-term) loans, borrowings and bank overdrafts, and deferred acquisition payments, minus cash and cash equivalents and the fair value of derivative financial instruments.

Wolters Kluwer

Health				Change *(in millions)*			
Six months ended June 30 *In millions*		*2008*	*2007*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues	EUR	305	354	(7)	0	(42)	(49)
Ordinary EBITA	EUR	14	29	(12)	0	(3)	(15)
Revenues	USD	467	471	(10)	0	6	(4)
Ordinary EBITA	USD	23	38	(16)	0	1	(15)
Ordinary EBITA margin		4.6%	8.2%				

Corporate & Financial Services (CFS)				Change *(in millions)*			
Six months ended June 30 *In millions*		*2008*	*2007*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues	EUR	236	268	0	4	(36)	(32)
Ordinary EBITA	EUR	65	72	4	(1)	(10)	(7)
Revenues	USD	360	356	(1)	5	0	4
Ordinary EBITA	USD	100	96	6	(2)	0	4
Ordinary EBITA margin		27.6%	26.9%				

Tax, Accounting & Legal (TAL)				Change *(in millions)*			
Six months ended June 30 *In millions*		*2008*	*2007*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues	EUR	429	451	12	23	(57)	(22)
Ordinary EBITA	EUR	113	113	8	8	(16)	0
Revenues	USD	654	598	15	31	10	56
Ordinary EBITA	USD	172	149	11	10	2	23
Ordinary EBITA margin		26.4%	25.0%				

Legal, Tax & regulatory Europe (LTRE)				Change *(in millions)*			
Six months ended June 30 *In millions*		*2008*	*2007*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
Revenues	EUR	638	604	16	18	0	34
Ordinary EBITA	EUR	114	108	3	3	0	6
Ordinary EBITA margin		17.9%	17.9%				

Wolters Kluwer

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Calendar

Investor Day (London)	September 25, 2008
2008 Trading Update	November 5, 2008
Full-year 2008 Results	February 25, 2009
Publication of 2008 Annual Report	March 19, 2009
Annual General Meeting of Shareholders, Amsterdam	April 22, 2009

Full overview available at www.wolterskluwer.com.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Kevin Entricken
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

Presentations by Senior Management on July 30, 2008 - Hilton Hotel Amsterdam
Press Conference: 10:00 AM CET; Investor/Analyst Meeting: 1:00 PM CET
Both meetings will be webcast on the corporate website www.wolterskluwer.com

An interview with Nancy McKinstry, CEO and Chairman of the Executive Board, in video/audio and text is also available on the corporate website (www.wolterskluwer.com) and on www.cantos.com

END